UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 11, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2017 Second Quarter Results

MONTREAL, QUEBEC and SARASOTA, FLORIDA – August 11, 2017 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) today released results for its second quarter ended June 30, 2017. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, you may refer to the Company’s management’s discussion and analysis and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and six months ended June 30, 2017.

Second Quarter 2017 Highlights (as compared to second quarter 2016):

•	Revenue increased 4.3% to $210.2 million primarily due to an increase in average selling price including the impact of product mix, additional revenue from the Powerband Acquisition(1), and the non-recurrence of the South Carolina Commissioning Revenue Reduction(2) in the second quarter of 2016.

•	Gross margin decreased to 22.5% from 25.7% primarily due to the non-recurrence of South Carolina Flood Insurance Proceeds(2) of $4.5 million recorded in the second quarter of 2016.

•	Net earnings attributable to the Company shareholders (“IPG Net Earnings”) decreased $3.5 million to $10.2 million, primarily due to a decrease in gross profit and an increase in selling, general and administrative expenses (“SG&A”), partially offset by a decrease in manufacturing facility closures, restructuring and other related charges and income tax expense.

•	Adjusted EBITDA(3) decreased 13.7% to $28.5 million primarily due to a decrease in gross profit mainly related to the non-recurrence of South Carolina Flood Insurance Proceeds(2) of $4.5 million received in the second quarter of 2016. Included in adjusted EBITDA for the second quarter of 2017 and 2016 are advisory fees and other costs associated with mergers and acquisitions activity totalling $2.3 million and $0.8 million, respectively.

•	Cash flows from operating activities decreased by $4.8 million to $19.6 million primarily due to the non-recurrence of South Carolina Flood Insurance Proceeds of $4.5 million recorded in the second quarter of 2016 and a larger increase in inventories.

•	Free cash flows(3) decreased by $11.4 million to negative $0.8 million primarily due to an increase in capital expenditures and a decrease in cash flows from operating activities.

(1)	“Powerband Acquisition” refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as “Powerband”) on September 16, 2016.
(2)	“South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down. “South Carolina Flood Insurance Proceeds” refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million, and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively. “South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involved moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan.

(3)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Announcements:

•	On June 9, 2017, the Company increased the borrowing limit of the Company’s revolving credit facility from $300.0 million to $450.0 million. The amended credit agreement continues to include an incremental accordion feature of $150.0 million, enabling the Company to further increase the credit limit of this facility if needed, subject to the credit agreement’s existing terms and lender approval.

•	On June 23, 2017, as one of the initial steps in the establishment of the previously announced partnership transaction in the Company’s woven business, the Company purchased substantially all of the issued and outstanding shares of Capstone Polyweave Private Limited (“Capstone”), a newly-formed enterprise in India, for cash consideration of $5.1 million (“Capstone Partnership”).

•	On July 1, 2017, the Company acquired substantially all of the assets of Canadian Technical Tape Ltd. (“Cantech”), a privately-owned North American supplier of industrial and specialty tapes based in Montreal, for an aggregate purchase price of approximately $67 million, net of cash acquired and subject to a post-closing working capital adjustment (“Cantech Acquisition”).

•	On July 4, 2017, the Company and the minority shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the minority shareholders had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. As of August 10, 2017, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet.

•	On July 17, 2017, the Company renewed its normal course issuer bid under which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares over the twelve-month period ending July 16, 2018.

•	On August 8, 2017, the Company purchased additional shares of Capstone for a purchase price of $5.1 million.

•	On August 10, 2017, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on September 29, 2017 to shareholders of record at the close of business on September 15, 2017. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

“For the second quarter, Adjusted EBITDA was $28.5 million or flat compared to last year when you exclude the $4.5 million of South Carolina Flood Insurance Proceeds received in the same period in 2016 despite some headwinds in the current period,” said Greg Yull, President and CEO. “We are very happy with the results of our efforts in our M&A program in that we successfully completed the Capstone and Cantech transactions at the end of June and beginning of July for which we incurred approximately $2.3 million in advisory fees and other costs in the second quarter. The main headwinds that caused our results to be slightly below our expectations are Powerband’s performance that continues to suffer from external competitive and supply chain pressures, and lower than expected sales volumes stemming from the timing of commercialization of masking tape and stencil products produced in our Blythewood facility. The operational bright spot in the period is that we continue to execute strongly on our manufacturing cost reduction initiatives.”

“We are also making solid progress on all our capital expenditure projects and recently completed the shrink film expansion project in Portugal on time and under budget. The integration of Cantech is already advancing well and we believe that the recently announced Capstone Partnership will provide us a path to enhancing our global competitiveness in woven products.

“With regards to our outlook, we have decided to revise our Adjusted EBITDA range down to $120 to $127 million from the previous range of $127 to $137 million. The revised outlook reflects ongoing competitive and supply chain pressures at Powerband that are expected to persist longer than anticipated and the slower progress in recovering lost sales related to the South Carolina Flood. That being said, excluding the positive effect of the South Carolina Flood Insurance Proceeds on the 2016 and 2017 results, we anticipate Adjusted EBITDA to increase between 10%-15% in 2017 as compared to 2016 and we still believe strongly in the strategic and financial benefits we are expecting to realize from our ongoing capital investment and merger and acquisition programs,” concluded Mr. Yull.

Outlook

The Company has revised its expectations for fiscal year 2017 as stated below. The revision is primarily due to a lower contribution from Powerband driven by higher raw material costs resulting from a supply interruption and a difficult competitive environment that the Company believes is driven mainly by one key competitor in the industry. Both factors have persisted longer than initially anticipated. The Company expects Powerband’s raw material costs to come down as supply capacity is restored, but it is uncertain as to how long this unfavourable impact will continue. Lastly, the revision in expectations is also due to slower progress on the commercialization of certain masking tape and stencil products produced in the Blythewood, South Carolina manufacturing facility.

Based on these revised assumptions, and adjusted for the Cantech Acquisition and Capstone Partnership, net of integration costs, the Company now expects the following:

	As previously stated	As revised
Gross margin	23% to 24%	22.5% to 23%
Adjusted EBITDA	$127 to $137 million	$120 to $127 million
Manufacturing cost reductions	$10 to $12 million	Upper end of previously stated range
Total capital expenditures	$75 to $85 million	No change
Effective tax rate(1)	25% to 30%	No change
Cash taxes paid(1)	~ 50% of income tax expense	No change

(1)	Excluding the potential impact of any significant tax reform legislation and changes in the mix of earnings between jurisdictions.

Additionally, the Company expects revenue, gross margin and adjusted EBITDA in the third quarter of 2017 to be greater than in the third quarter of 2016.

Conference Call

A conference call to discuss the Company’s 2017 second quarter will be held Friday, August 11, 2017, at 10 A.M. Eastern Time. Participants may dial 877-291-4570 (USA & Canada) and 647-788-4919 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 35687440. The recording will be available from August 11, 2017 at 1:00 P.M. until September 11, 2017 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,450 employees with operations in 20 locations, including 13 manufacturing facilities in North America and one each in Europe and Asia.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s ability to increase the credit limit of its revolving credit facility; dividends; external competitive and supply chain pressures on Powerband; the Company’s integration of Cantech; the Capstone Partnership’s enhancement of the Company’s global competitiveness in woven products; the Company’s slower progress in recovering lost sales related to the South Carolina Flood; the Company’s expected strategic and financial benefits from its ongoing capital investment and merger and acquisition programs; the Company’s third quarter and full year 2017 outlook, including Adjusted EBITDA, gross margin, manufacturing cost reductions, capital expenditures, effective tax rate and income tax expenses and revenue, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company’s acquisitions and partnerships; the anticipated benefits from the Company’s capital expenditures; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2016 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on the Company’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
Revenue	210,158	201,517	417,278	392,333
Cost of sales	162,783	149,715	320,763	299,435

Gross profit	47,375	51,802	96,515	92,898

Selling, general and administrative expenses	28,717	26,282	54,690	49,666
Research expenses	2,643	2,734	5,621	5,276

	31,360	29,016	60,311	54,942

Operating profit before manufacturing facility closures, restructuring and other related charges	16,015	22,786	36,203	37,956

Manufacturing facility closures, restructuring and other related charges	410	2,090	677	3,823

Operating profit	15,605	20,696	35,526	34,133

Finance costs
Interest	1,283	1,022	2,431	2,004
Other expense, net	274	411	702	320

	1,557	1,433	3,133	2,324

Earnings before income tax expense	14,048	19,263	32,393	31,809
Income tax expense
Current	2,753	3,197	5,446	5,273
Deferred	1,222	2,408	3,441	3,348

	3,975	5,605	8,887	8,621

Net earnings	10,073	13,658	23,506	23,188

Net earnings (loss) attributable to:
Company shareholders	10,199	13,658	23,661	23,188
Non-controlling interests	(126)	—	(155)	—

	10,073	13,658	23,506	23,188

Earnings per share attributable to Company shareholders
Basic	0.17	0.23	0.40	0.40
Diluted	0.17	0.22	0.40	0.38

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	10,073	13,658	23,506	23,188
Adjustments to net earnings
Depreciation and amortization	8,363	7,397	16,638	14,632
Income tax expense	3,975	5,605	8,887	8,621
Interest expense	1,283	1,022	2,431	2,004
Non-cash charges (recoveries) in connection with manufacturing facility closures, restructuring and other related charges	209	656	(89)	1,184
(Reversal of impairment) impairment of inventories	(26)	804	(69)	1,227
Share-based compensation expense	3,976	2,542	5,164	4,136
Pension, post-retirement and other long-term employee benefits	698	703	1,383	1,410
Other adjustments for non-cash items	(569)	492	(394)	287
Income taxes paid, net	(2,461)	(1,965)	(2,762)	(2,164)
Contributions to defined benefit plans	(1,836)	(510)	(2,429)	(688)

Cash flows from operating activities before changes in working capital items	23,685	30,404	52,266	53,837

Changes in working capital items
Trade receivables	(1,176)	(2,515)	(3,406)	(9,056)
Inventories	(2,927)	(443)	(12,355)	(11,559)
Parts and supplies	(557)	(72)	(1,164)	(537)
Other current assets	(1,200)	(1,143)	1,245	1,313
Accounts payable and accrued liabilities and share-based compensation liabilities, current	2,196	(1,856)	(26,263)	(10,969)
Provisions	(432)	8	(1,311)	30

	(4,096)	(6,021)	(43,254)	(30,778)

Cash flows from operating activities	19,589	24,383	9,012	23,059

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(20,392)	(13,810)	(42,516)	(23,304)
Restricted cash	(71,785)	—	(71,785)	—
Other investing activities	14	5	33	(45)

Cash flows from investing activities	(92,163)	(13,805)	(114,268)	(23,349)

FINANCING ACTIVITIES
Proceeds from borrowings	113,966	24,668	153,477	89,303
Repayment of borrowings	(27,081)	(28,226)	(41,289)	(75,589)
Interest paid	(1,391)	(1,408)	(2,599)	(2,223)
Proceeds from exercise of stock options	1,256	363	1,362	478
Repurchases of common shares	—	—	—	(1,697)
Dividends paid	(8,365)	(7,574)	(16,681)	(15,083)
Other financing activities	(545)	—	(638)	—

Cash flows from financing activities	77,840	(12,177)	93,632	(4,811)

Net increase (decrease) in cash	5,266	(1,599)	(11,624)	(5,101)
Effect of foreign exchange differences on cash	1,353	349	1,393	509
Cash, beginning of period	4,106	14,273	20,956	17,615

Cash, end of period	10,725	13,023	10,725	13,023

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	10,725	20,956
Restricted cash	71,785	—
Trade receivables	94,078	90,122
Inventories	116,790	103,470
Parts and supplies	17,591	16,368
Other current assets	10,633	11,321

	321,602	242,237

Property, plant and equipment	258,250	233,478
Goodwill	31,617	30,841
Intangible assets	33,476	34,050
Deferred tax assets	32,346	36,611
Other assets	5,546	3,380

Total assets	682,837	580,597

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	73,986	98,016
Share-based compensation liabilities, current	11,549	2,200
Provisions, current	1,509	3,851
Borrowings, current	9,253	7,604

	96,297	111,671

Borrowings, non-current	284,636	172,221
Pension, post-retirement and other long-term employee benefits	29,878	30,832
Share-based compensation liabilities, non-current	4,855	296
Non-controlling interest put options	10,519	10,020
Deferred tax liabilities	9,504	9,332
Provisions, non-current	2,705	2,040
Other liabilities	1,836	1,242

	440,230	337,654

EQUITY

Capital stock	353,560	351,203
Contributed surplus	18,518	29,585
Deficit	(121,276)	(124,605)
Accumulated other comprehensive loss	(14,785)	(19,647)

Total equity attributable to Company shareholders	236,017	236,536
Non-controlling interests	6,590	6,407

Total equity	242,607	242,943

Total liabilities and equity	682,837	580,597

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of the ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) share-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$
Net earnings	10.1	13.7	23.5	23.2
Interest and other finance costs	1.6	1.4	3.1	2.3
Income tax expense	4.0	5.6	8.9	8.6
Depreciation and amortization	8.4	7.4	16.6	14.6

EBITDA	24.0	28.1	52.2	48.7
Manufacturing facility closures, restructuring and other related charges	0.4	2.1	0.7	3.8
Share-based compensation expense	4.0	2.5	5.2	4.1
Impairment (reversal of impairment) of long-lived assets and other assets	0.0	0.1	—	0.2
Loss on disposal of property, plant and equipment	0.1	0.1	0.1	0.1

Adjusted EBITDA	28.5	33.0	58.1	57.0

Free Cash Flows

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$
Cash flows from operating activities	19.6	24.4	9.0	23.1
Less purchases of property, plant and equipment	(20.4)	(13.8)	(42.5)	(23.3)

Free cash flows	(0.8)	10.6	(33.5)	(0.2)